                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                               Capital Trust, Inc.
      -------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
      -------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ira S. Lederman
              Senior Vice President - General Counsel and Corporate
                                    Secretary
                            W. R. Berkley Corporation
                               475 Steamboat Road
                          Greenwich, Connecticut 06830
                                 (203) 629-3000
      -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Jeffrey S. Hochman, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                  May 11, 2004
      -------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.     14052H100
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION

        W. R. Berkley Corporation
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

  NUMBER OF           1,310,000*
              ------------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER

BENEFICIALLY          0
              ------------------------------------------------------------------
OWNED BY EACH    9    SOLE DISPOSITIVE POWER

  REPORTING           1,310,000*
              ------------------------------------------------------------------
 PERSON WITH    10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,310,000*
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.5%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------
* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.     14052H100
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Admiral Insurance Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

  NUMBER OF           327,500*
              ------------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER

BENEFICIALLY          0
              ------------------------------------------------------------------
OWNED BY EACH    9    SOLE DISPOSITIVE POWER

  REPORTING           327,500*
              ------------------------------------------------------------------
 PERSON WITH    10    SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        327,500*
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IC, CO
--------------------------------------------------------------------------------
* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.     14052H100
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Berkley Insurance Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          327,500*
              ------------------------------------------------------------------
   SHARES        8   SHARED VOTING POWER

BENEFICIALLY         0
              ------------------------------------------------------------------
OWNED BY EACH    9   SOLE DISPOSITIVE POWER

  REPORTING          327,500*
              ------------------------------------------------------------------
 PERSON WITH    10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        327,500*
--------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IC, CO
--------------------------------------------------------------------------------
* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.     14052H100
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Berkley Regional Insurance Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          327,500*
              ------------------------------------------------------------------
   SHARES        8   SHARED VOTING POWER

BENEFICIALLY         0
              ------------------------------------------------------------------
OWNED BY EACH    9   SOLE  DISPOSITIVE POWER

  REPORTING          327,500*
              ------------------------------------------------------------------
 PERSON WITH    10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        327,500*
--------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IC, CO
--------------------------------------------------------------------------------
* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.     14052H100
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Nautilus Insurance Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Arizona
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          327,500*
              ------------------------------------------------------------------
   SHARES        8   SHARED VOTING POWER

BENEFICIALLY         0
              ------------------------------------------------------------------
OWNED BY EACH    9   SOLE DISPOSITIVE POWER

  REPORTING          327,500*
              ------------------------------------------------------------------
 PERSON WITH    10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        327,500*
--------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IC, CO
--------------------------------------------------------------------------------
* See Items 4 through 6.

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D ("Schedule 13D") relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 410 Park Avenue, 14th Floor, New York, New York 10022. This Schedule 13D is being filed by the Reporting Persons (as defined below) to report transactions in the Common Stock as a result of which the Reporting Persons may be deemed to be a beneficial owner of in excess of 5% of the total number of shares of outstanding Common Stock. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This Schedule 13D is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation ("Berkley"), Admiral Insurance Company, a Delaware corporation ("Admiral"), Berkley Insurance Company, a Delaware corporation ("BIC"), Berkley Regional Insurance Company, a Delaware corporation ("BRIC"), and Nautilus Insurance Company, an Arizona corporation ("Nautilus" and, together with Berkley, Admiral, BIC and BRIC, the "Reporting Persons").
Schedule I to this Schedule 13D contains the name, residence or business address, present principal occupation and citizenship of each of the executive officers and directors of the Reporting Persons.

      (b) Berkley, BIC and BRIC each have their principal offices at 475 Steamboat Road, Greenwich, Connecticut 06830. Admiral has its principal offices at 1255 Caldwell Road, Cherry Hill, New Jersey 08034. Nautilus has its principal offices at 7273 East Butherus Drive, Scottsdale, Arizona 85260.

      (c) Berkley's principal business consists of acting as an insurance holding company. Admiral, BIC, Berkley and Nautilus (collectively, the "Subsidiaries") are wholly owned subsidiaries of Berkley, and their principal business consists of operating in various segments of the property and casualty insurance business.

      (d) During the past five years, none of the Reporting Persons, nor any of their executive officers or directors, has been convicted in a criminal proceeding.

      (e) During the past five years, none of the Reporting Persons, nor any of their executive officers or directors, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The total amount of funds used by the Reporting Persons to purchase the securities of the Issuer as described herein was furnished from the working capital of the Subsidiaries. The total amount of funds used by the Reporting Persons to purchase the securities of the Issuer as described herein was $30,654,000. Each Subsidiary contributed 25% of the total amount of funds.

ITEM 4.     PURPOSE OF TRANSACTION.

      Pursuant to a Securities Purchase Agreement, dated May 11, 2004 (the "Purchase Agreement"), by and among the Issuer, Berkley and, for purposes of
Section 2.4 of the Purchase Agreement, Veqtor Finance Company, L.L.C. ("VFC"), Samstock, L.L.C. ("Samstock"), John R. Klopp ("Klopp"), JRK Investment Partnership LP ("Klopp LP"), Craig M. Hatkoff ("Hatkoff") and CMH Investment Partnership LP ("Hatkoff LP" and, collectively with VFC, Samstock, Klopp, Klopp LP and Hatkoff, the "Shareholders"), the Reporting Persons acquired from the Issuer 1,310,000 shares of Common Stock (the "Tranche 1 Shares") and four Warrants for Common Stock, each dated as of May 11, 2004 (the "Warrants"), for an aggregate purchase price of $30,654,000. The Warrants were issued by the Issuer to each of Admiral, BIC, BRIC and Nautilus (collectively, the "Holders") and grant the Holders the right to purchase, in the aggregate, up to 365,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $23.40 per share, or an aggregate exercise price of $8,541,000. Each of the Warrants may be exercised subject to shareholder approval at the Issuer's 2004 annual meeting (scheduled for June 17, 2004) and expiring at 5:00 p.m. on December 31, 2004.

      Subject to the receipt of shareholder approval and the satisfaction or waiver of other conditions, the Reporting Persons are required under the Purchase Agreement to purchase an additional 325,000 shares of Common Stock (the "Tranche 2 Shares") at a purchase price of $23.40 per share, or an aggregate purchase price of $7,605,000. Subject to these conditions, the issuance and sale of the Tranche 2 Shares is expected to occur on or about June 18, 2004.

      Pursuant to the Purchase Agreement, the Issuer agreed to appoint one designee of the Reporting Persons to its Board of Directors, and thereafter nominate this designee or alternative designee for election to the Board at each subsequent annual meeting of shareholders subject to certain conditions relating to the Reporting Persons continued ownership of the Issuer's Common Stock. Effective May 11, 2004, pursuant to such designation right, the Board appointed Joshua A. Polan a director of the Issuer.

      Pursuant to the Purchase Agreement, the Shareholders agreed to vote all shares of the Issuer's Common Stock they beneficially own or over which they have voting control over in favor of the continued election of the Reporting Persons' Board designee. In addition, the Shareholders agreed not to take, or support the taking of, any action to remove as a director the Reporting Persons' Board designee, unless the Reporting Persons request that such director be removed (in which case the Shareholders agreed to cooperate in effecting such removal and electing a replacement). The Shareholders agreed to vote at the Issuer's 2004 annual meeting of shareholders all shares of the Issuer's Common Stock they beneficially own or over which they have voting control over in favor of the issuance of the Tranche 2 Shares and the Warrant Shares.

      The Shareholders will report aggregate beneficial ownership of 2,427,576 shares of the Issuer's Common Stock, which shares represent 29.7% of the outstanding shares of the Issuer's Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Persons disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by the Shareholders. The Shareholders will disclaim beneficial ownership of any shares of the Issuer's Common Stock held by the Reporting Persons.

      Neither the Tranche 1 Shares, the Tranche 2 Shares, the Warrants nor the shares of Common Stock issuable upon the exercise thereof are registered for re-sale by the Reporting Persons under the Securities Act of 1933, as amended (the "Securities Act"). Under that certain Registration Rights Agreement, dated May 11, 2004 (the "Registration Rights Agreement"), by and among the Issuer and Berkley, subject to certain conditions, the Reporting Persons have the right to cause the Issuer to effect a registration under the Securities Act with respect to any such shares of Common Stock, as well as certain other shares of Common Stock that they may then hold.

      The foregoing descriptions of the Purchase Agreement, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement, the Warrants and the Registration Rights Agreement, which are incorporated in this Schedule 13D by reference to Exhibits 2, 3 and 4, respectively, to this Schedule 13D.

      The acquisition by the Reporting Persons of beneficial ownership of the securities as described herein was effected because of the Reporting Persons' belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Issuer, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer or to sell any or all of the securities of the Issuer that they hold.

      Except as set forth above in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to this
Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) Berkley may be deemed to beneficially own, in the aggregate, 1,310,000 shares of Common Stock, which represents 16.5% of the outstanding Common Stock of the Issuer.

      (b) Since each of the Subsidiaries is either directly or indirectly owned by Berkley, Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,310,000 shares of Common Stock it may be deemed to beneficially own.

      (c) Except as set forth in this Schedule 13D, during the last sixty days there have been no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of the persons set forth on
Schedule I to this Schedule 13D.

      (d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

      Pursuant to the Purchase Agreement, the Reporting Persons acquired from the Issuer the Tranche 1 Shares and the Warrants for an aggregate purchase price of $30,654,000. The Warrants grant the Holders the right to purchase, in the aggregate, up to 365,000 shares of Common Stock at an exercise price of $23.40 per share, or an aggregate exercise price of $8,541,000. Each of the Warrants may be exercised subject to shareholder approval at the Issuer's 2004 annual meeting and expiring at 5:00 p.m. on December 31, 2004. Subject to the receipt of shareholder approval and the satisfaction or waiver of other conditions, the Reporting Persons are required under the Purchase Agreement to purchase the Tranche 2 Shares at a purchase price of $23.40 per share, or an aggregate purchase price of $7,605,000.

      Pursuant to the Purchase Agreement, the Issuer agreed to appoint one designee of the Reporting Persons to its Board of Directors, and thereafter nominate this designee or alternative designee for election to the Board at each subsequent annual meeting of shareholders subject to certain conditions relating to the Reporting Persons continued ownership of the Issuer's Common Stock. Effective May 11, 2004, pursuant to such designation right, the Board appointed Joshua A. Polan a director of the Issuer.

      Pursuant to the Purchase Agreement, the Shareholders agreed to vote all shares of the Issuer's Common Stock they beneficially own or over which they have voting control over in favor of the continued election of the Reporting Persons' Board designee. In addition, the Shareholders agreed not to take, or support the taking of, any action to remove as a director the Reporting Persons' Board designee, unless the Reporting Persons request that such director be removed (in which case the Shareholders agreed to cooperate in effecting such removal and electing a replacement). The Shareholders agreed to vote at the Issuer's 2004 annual meeting of shareholders all shares of the Issuer's Common Stock they beneficially own or over which they have voting control over in favor of the issuance of the Tranche 2 Shares and the Warrant Shares.

      The Shareholders will report aggregate beneficial ownership of 2,427,576 shares of the Issuer's Common Stock, which shares represent 29.7% of the outstanding shares of the Issuer's Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Persons disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by the Shareholders. The Shareholders will disclaim beneficial ownership of any shares of the Issuer's Common Stock held by the Reporting Persons.

      The Registration Rights Agreement grants the Reporting Persons the right (subject to certain conditions) to cause the Issuer to effect a registration under the Securities Act with respect to the re-sale of the Tranche 1 Shares, the Tranche 2 Shares, the Warrants and the shares of Common Stock issuable upon the conversion or exercise (as applicable) thereof, as well as certain other shares of Common Stock that they may then hold.

      The foregoing descriptions of the Purchase Agreement, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement, the Warrants and the Registration Rights Agreement, which are incorporated in this Schedule 13D by reference to Exhibits 2, 3 and 4, respectively, to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1.    Joint Filing Agreement
      2.    Purchase Agreement
      3.    Warrants
      4.    Registration Rights Agreement

                                   SIGNATURES

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2004           W.R. BERKLEY CORPORATION

                              By:  /s/ William R. Berkley
                                  --------------------------------
                              Name:    William R. Berkley
                              Title:   Chairman of the Board and Chief
                                       Executive Officer

Dated: May 21, 2004           ADMIRAL INSURANCE COMPANY

                              By:  /s/ Scott R. Barraclough
                                  --------------------------------
                              Name:    Scott R. Barraclough
                              Title:   Senior Vice President

Dated: May 21, 2004           BERKLEY INSURANCE COMPANY

                              By:  /s/ Eugene G. Ballard
                                  --------------------------------
                              Name:    Eugene G. Ballard
                              Title:   Senior Vice President

Dated: May 21, 2004           BERKLEY REGIONAL INSURANCE
                              COMPANY

                              By:  /s/ Eugene G. Ballard
                                  --------------------------------
                              Name:    Eugene G. Ballard
                              Title:   Senior Vice President

Dated: May 21, 2004           NAUTILUS INSURANCE COMPANY

                              By:  /s/ Thomas M. Kuzma
                                  --------------------------------
                              Name:    Thomas M. Kuzma
                              Title:   President and Chief
                                       Executive Officer

                                    SCHEDULE I

      Set forth below is the name, business address, and present principal occupation of each of the executive officers and directors of the Reporting Persons. Except as otherwise indicated, each person is a citizen of the United States.

W. R. Berkley Corporation

Name                      Present Business Address       Present Principal Occupation
----                      ------------------------       ----------------------------
Directors:
William R. Berkley        475 Steamboat Road             Chairman of the Board and Chief
                          Greenwich, Connecticut 06830   Executive Officer

Phillip J. Ablove         475 Steamboat Road             Retired Executive Vice President
                          Greenwich, Connecticut 06830   and Chief Financial Officer, Pioneer
                                                         Companies, Inc.

William R. Berkley, Jr.   475 Steamboat Road             Senior Vice President - Specialty
                          Greenwich, Connecticut 06830   Operations

Ronald E. Blaylock        475 Steamboat Road             Founder, Chairman and Chief
                          Greenwich, Connecticut 06830   Executive Officer, Blaylock &
                                                         Partners, LP (investment banking
                                                         firm)

Mark E. Brockbank         475 Steamboat Road             Retired Chief Executive of XL
                          Greenwich, Connecticut 06830   Brockbank LTD

George G. Daly            475 Steamboat Road             Fingerhut Professor and Dean
                          Greenwich, Connecticut 06830   Emeritus, Stern School of Business,
                                                         New York University

Rodney A. Hawes, Jr.      475 Steamboat Road             Founder Insurance Investment Associates
                          Greenwich, Connecticut 06830   (investment banking firm)

Richard G. Merrill        475 Steamboat Road             Retired Executive Vice President of
                          Greenwich, Connecticut 06830   Prudential Insurance Company of
                                                         America

Jack H. Nusbaum           787 Seventh Avenue             Chairman, Willkie Farr & Gallagher
                          New York, New York 10019       LLP (attorneys at law)

Mark L. Shapiro           475 Steamboat Road             Private Investor
                          Greenwich, Connecticut 06830

Executive Officers Not Otherwise Listed Above:

Eugene G. Ballard         475 Steamboat Road             Senior Vice President - Chief
                          Greenwich, Connecticut 06830   Financial Officer and Treasurer

Robert P. Cole            475 Steamboat Road             Senior Vice President - Regional
                          Greenwich, Connecticut 06830   Operations

Paul J. Hancock           475 Steamboat Road             Senior Vice President - Chief
                          Greenwich, Connecticut 06830   Corporate Actuary

Robert W. Gosselink       475 Steamboat Road             Senior Vice President - Risk
                          Greenwich, Connecticut 06830   Management

Robert C. Hewitt          475 Steamboat Road             Senior Vice President - Alternative
                          Greenwich, Connecticut 06830   Markets Operations

Ira S. Lederman           475 Steamboat Road             Senior Vice President - General
                          Greenwich, Connecticut 06830   Counsel and Corporate Secretary

James W. McCleary         475 Steamboat Road             Senior Vice President - Reinsurance
                          Greenwich, Connecticut 06830   Operations and President and Chief
                                                         Executive Officer, Facultative
                                                         ReSources, Inc.

James G. Shiel            475 Steamboat Road             Senior Vice President - Investments
                          Greenwich, Connecticut 06830

Clement P. Patafio        475 Steamboat Road             Vice President - Corporate
                          Greenwich, Connecticut 06830   Controller


Admiral Insurance Company

Name                      Present Business Address       Present Principal Occupation
----                      ------------------------       ----------------------------
Directors:

William R. Berkley, Jr.   475 Steamboat Road             Senior Vice President - Specialty
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley Corporation

Eugene G. Ballard         475 Steamboat Road             Senior Vice President - Chief
                          Greenwich, Connecticut 06830   Financial Officer and Treasurer,
                                                         W. R. Berkley Corporation

James S. Carey            1255 Caldwell Road             President and Chief Executive Officer
                          Cherry Hill, New Jersey 08034

Martin M. Michell         1255 Caldwell Road             Regional Vice President
                          Cherry Hill, New Jersey 08034

Michael J. Snead          1255 Caldwell Road             Retired Chairman
                          Cherry Hill, New Jersey 08034

Executive Officers Not Otherwise Listed Above:

Scott R. Barraclough      1255 Caldwell Road             Senior Vice President and Treasurer
                          Cherry Hill, New Jersey 08034

Daniel A. MacDonald       1255 Caldwell Road             Senior Vice President and Secretary
                          Cherry Hill, New Jersey 08034

Curtis E. Fletcher        1255 Caldwell Road             Regional Vice President
                          Cherry Hill, New Jersey 08034

William E. Haines         1255 Caldwell Road             Regional Vice President
                          Cherry Hill, New Jersey 08034

Raymond H. McDowell       1255 Caldwell Road             Regional Vice President
                          Cherry Hill, New Jersey 08034

William F. Murray         1255 Caldwell Road             President, Excess Division
                          Cherry Hill, New Jersey 08034

Berkley Insurance Company

Name                      Present Business Address       Present Principal Occupation
----                      ------------------------       ----------------------------
Directors:
William R. Berkley        475 Steamboat Road             Chairman of the Board and Chief
                          Greenwich, Connecticut 06830   Executive Officer, W. R. Berkley
                                                         Corporation

William R. Berkley, Jr.   475 Steamboat Road             Senior Vice President - Specialty
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley Corporation

Robert P. Cole            475 Steamboat Road             Senior Vice President - Regional
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley Corporation

Craig N. Johnson          475 Steamboat Road             President and Chief Executive
                          Greenwich, Connecticut 06830   Officer, Signet Star Re, LLC

Carol J. LaPunzina        475 Steamboat Road             Senior Vice President, General
                          Greenwich, Connecticut 06830   Counsel and Secretary

Ira S. Lederman           475 Steamboat Road             Senior Vice President - General
                          Greenwich, Connecticut 06830   Counsel and Corporate Secretary, W.
                                                         R. Berkley Corporation

James W. McCleary         475 Steamboat Road             Senior Vice President - Reinsurance
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley
                                                         Corporation and President and Chief
                                                         Executive Officer, Facultative
                                                         ReSources, Inc.

Executive Officers Not Otherwise Listed Above:

Larry A. Hansen           475 Steamboat Road             Executive Vice President and Chief
                          Greenwich, Connecticut 06830   Financial Officer

Roger J. Bassi            475 Steamboat Road             Executive Vice President
                          Greenwich, Connecticut 06830

Eugene G. Ballard         475 Steamboat Road             Senior Vice President - Chief
                          Greenwich, Connecticut 06830   Financial Officer and Treasurer, W.
                                                         R. Berkley Corporation (Senior Vice
                                                         President for Berkley Insurance
                                                         Company)

Donald M. McGuire         475 Steamboat Road             Senior Vice President and Treasurer
                          Greenwich, Connecticut 06830

Kevin J. Shea             475 Steamboat Road             Senior Vice President
                          Greenwich, Connecticut 06830

                          Greenwich, Connecticut 06830

Berkley Regional Insurance Company

Name                      Present Business Address       Present Principal Occupation
----                      ------------------------       ----------------------------
Directors:

William R. Berkley        475 Steamboat Road             Chairman of the Board and Chief
                          Greenwich, Connecticut 06830   Executive Officer, W. R. Berkley
                                                         Corporation

William R. Berkley, Jr.   475 Steamboat Road             Senior Vice President - Specialty
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley Corporation

James G. Shiel            475 Steamboat Road             Senior Vice President - Investments,
                          Greenwich, Connecticut 06830   W. R. Berkley Corporation

Eugene G. Ballard         475 Steamboat Road             Senior Vice President - Chief
                          Greenwich, Connecticut 06830   Financial Officer and Treasurer, W.
                                                         R. Berkley Corporation

Ira S. Lederman           475 Steamboat Road             Senior Vice President - General
                          Greenwich, Connecticut 06830   Counsel and Corporate Secretary, W.
                                                         R. Berkley Corporation

Robert P. Cole            475 Steamboat Road             Senior Vice President - Regional
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley Corporation

Robert C. Hewitt          475 Steamboat Road             Senior Vice President - Specialty
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley Corporation

Paul J. Hancock           475 Steamboat Road             Senior Vice President and Chief
                          Greenwich, Connecticut 06830   Corporate Actuary, W. R. Berkley
                                                         Corporation

Clement P. Patafio        475 Steamboat Road             Vice President - Corporate
                          Greenwich, Connecticut 06830   Controller, W. R. Berkley Corporation

Executive Officers Not Otherwise Listed Above:

None

Nautilus Insurance Company

Name                      Present Business Address       Present Principal Occupation
----                      ------------------------       ----------------------------
Directors:

William R. Berkley, Jr.   475 Steamboat Road             Senior Vice President - Specialty
                          Greenwich, Connecticut 06830   Operations, W. R. Berkley Corporation

Eugene G. Ballard         475 Steamboat Road             Senior Vice President - Chief
                          Greenwich, Connecticut 06830   Financial Officer and Treasurer, W.
                                                         R. Berkley Corporation

Ira S. Lederman           475 Steamboat Road             Senior Vice President - General
                          Greenwich, Connecticut 06830   Counsel and Corporate Secretary, W.
                                                         R. Berkley Corporation

Thomas M. Kuzma           7273 East Butherus Drive,      President and Chief Executive Officer
                          Scottsdale, Arizona 85260

John M. DiBiasi           7273 East Butherus Drive,      Executive Vice President,
                          Scottsdale, Arizona 85260      Underwriting/Agency Relations

Executive Officers Not Otherwise Listed Above:

John M. Runberg           7273 East Butherus Drive,      Senior Vice President, Chief
                          Scottsdale, Arizona 85260      Financial Officer and Treasurer